Filed Pursuant to Rule 433

Registration No. 333-280715

Issuer Free Writing Prospectus dated September 26, 2024

Relating to Preliminary Prospectus Supplement dated September 26, 2024

PRICING TERM SHEET

DATED SEPTEMBER 26, 2024

$875,000,000 4.150% SENIOR NOTES DUE 2028

$1,500,000,000 4.350% SENIOR NOTES DUE 2030

$875,000,000 4.550% SENIOR NOTES DUE 2032

$1,750,000,000 4.800% SENIOR NOTES DUE 2034

The information in this pricing term sheet supplements Broadcom Inc.’s (“Broadcom”) preliminary prospectus supplement, dated September 26, 2024 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Broadcom Inc. (Nasdaq: AVGO)

Securities Offered:

$875,000,000 aggregate principal amount of 4.150% Senior Notes due 2028 (the “2028 Notes”)

$1,500,000,000 aggregate principal amount of 4.350% Senior Notes due 2030 (the “2030 Notes”)

$875,000,000 aggregate principal amount of 4.550% Senior Notes due 2032 (the “2032 Notes”)

$1,750,000,000 aggregate principal amount of 4.800% Senior Notes due 2034 (the “2034 Notes” and, together with the 2028 Notes, the 2030 Notes and the 2032 Notes, the “Notes”)

Pricing Date:	September 26, 2024

Closing Date:	October 2, 2024 (T+4)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:	Broadcom estimates that the net proceeds from this offering, after deducting the underwriting discounts, will be approximately $4,968,872,500. Broadcom intends to use the net proceeds from the sale of the Notes to prepay a portion of the term A-3 loans under its term loan credit agreement and for general corporate purposes.

Ratings:*	Baa3 (Positive) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB (Stable) (S&P Global Ratings)

Maturity Date:	2028 Notes: February 15, 2028 2030 Notes: February 15, 2030 2032 Notes: February 15, 2032 2034 Notes: October 15, 2034

Interest Rate:

2028 Notes: 4.150% per year on the principal amount of the 2028 Notes

2030 Notes: 4.350% per year on the principal amount of the 2030 Notes

2032 Notes: 4.550% per year on the principal amount of the 2032 Notes

2034 Notes: 4.800% per year on the principal amount of the 2034 Notes

Interest Payment Dates:

February 15 and August 15, beginning February 15, 2025 and accruing from October 2, 2024, in respect of the 2028 Notes

February 15 and August 15, beginning February 15, 2025 and accruing from October 2, 2024, in respect of the 2030 Notes

February 15 and August 15, beginning February 15, 2025 and accruing from October 2, 2024, in respect of the 2032 Notes

April 15 and October 15, beginning April 15, 2025 and accruing from October 2, 2024, in respect of the 2034 Notes

Record Dates:

February 1 and August 1, in respect of the 2028 Notes

February 1 and August 1, in respect of the 2030 Notes

February 1 and August 1, in respect of the 2032 Notes

April 1 and October 1, in respect of the 2034 Notes

Price to Public:	2028 Notes: 99.855% of the principal amount 2030 Notes: 99.824% of the principal amount 2032 Notes: 99.739% of the principal amount 2034 Notes: 99.793% of the principal amount

Benchmark Treasury:	2028 Notes: UST 3.375% due September 15, 2027 2030 Notes: UST 3.625% due August 31, 2029 2032 Notes: UST 3.750% due August 31, 2031 2034 Notes: UST 3.875% due August 15, 2034

Benchmark Treasury Price / Yield:	2028 Notes: 99-16+ / 3.548% 2030 Notes: 100-09+ / 3.558% 2032 Notes: 100-163⁄4 / 3.663% 2034 Notes: 100-20+ / 3.796%

Spread to Benchmark Treasury:	2028 Notes: +65 basis points 2030 Notes: +83 basis points 2032 Notes: +93 basis points 2034 Notes: +103 basis points

Yield to Maturity:	2028 Notes: 4.198% 2030 Notes: 4.388% 2032 Notes: 4.593% 2034 Notes: 4.826%

CUSIP Number:	2028 Notes: 11135F CA7 2030 Notes: 11135F CB5 2032 Notes: 11135F CC3 2034 Notes: 11135F CD1

ISIN Number:	2028 Notes: US11135FCA75 2030 Notes: US11135FCB58 2032 Notes: US11135FCC32 2034 Notes: US11135FCD15

Redemption at Broadcom’s Option:

Prior to January 15, 2028 (1 month prior to their maturity date) (the “2028 Par Call Date”), in the case of the 2028 Notes, prior to January 15, 2030 (1 month prior to their maturity date) (the “2030 Par Call Date”), in the case of the 2030 Notes, prior to December 15, 2031 (2 months prior to their maturity date) (the “2032 Par Call Date”), in the case of the 2032 Notes and prior to July 15, 2034 (3 months prior to their maturity date) (the “2034 Par Call Date” and each of the 2028 Par Call Date, the 2030 Par Call Date, the 2032 Par Date and the 2034 Par Call Date, a “Par Call Date”), in the case of the 2034 Notes, Broadcom may redeem the Notes of the applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price calculated by Broadcom (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points (in the case of the 2028 Notes), 15 basis points (in the case of the 2030 Notes), 15 basis points (in the case of the 2032 Notes) or 20 basis points (in the case of the 2034 Notes) less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, Broadcom may redeem the Notes of each applicable series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Barclays Capital Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:

Commerz Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Scotia Capital (USA) Inc.

BBVA Securities Inc.

PNC Capital Markets LLC

Santander US Capital Markets LLC

CIBC World Markets Corp.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

Changes from Preliminary Prospectus Supplement:

In addition to pricing information set forth above, the Preliminary Prospectus Supplement will be updated to reflect the following changes (and other information is deemed to have changed to the extent affected thereby):

Sales Outside the United States:

The following paragraphs are added, beginning on page S-39 of the Preliminary Prospectus Supplement.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document (including as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other governmental agency, in relation to the offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document for the purposes of Corporations Act and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. No action has been taken which would permit an offering of the Notes in circumstances that would require disclosure under Parts 6D.2 or 7.9 of the Corporations Act.

The Notes may not be offered for sale, nor may application for the sale or purchase or any Notes be invited in Australia (including an offer or invitation which is received by a person in Australia) and neither this document nor any other offering material or advertisement relating to the Notes may be distributed or published in Australia unless, in each case:

a)  the aggregate consideration payable on acceptance of the offer or invitation by each offeree or invitee is at least A$500,000 (or its equivalent in another currency, in either case, disregarding moneys lent by the person offering the Notes or making the invitation or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 or 7.9 of the Corporations Act;

b)  the offer, invitation or distribution complied with the conditions of the Australian financial services license of the person making the offer, invitation or distribution or an applicable exemption from the requirement to hold such license;

c)  the offer, invitation or distribution complies with all applicable Australian laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

d)  the offer or invitation does not constitute an offer or invitation to a person in Australia who is a “retail client” as defined for the purposes of Section 761G of the Corporations Act; and

e)  such action does not require any document to be lodged with ASIC or the ASX.

Notice to Prospective Investors in China

The Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China (the “PRC”) (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by the securities laws of the PRC.

Notice to Prospective Investors in Israel

This prospectus supplement does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement is being distributed only to, and is directed only at, qualified investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this prospectus supplement in Israel, at our sole discretion, to investors who are not considered qualified investors, provided that the number of such investors in Israel shall be no greater than 35 in any 12-month period.

Notice to Prospective Investors in the United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Finance Centre (“DIFC”)) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and are not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the DFSA.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made to investors on or about October 2, 2024, which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to closing may be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, TD Securities (USA) LLC at 1-855-495-9846 or Truist Securities, Inc. at 1-800-685-4786.

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